Delisting Determination,The Nasdaq Stock Market, Inc.,
Novemer 13, 2006, Dura Automotive Systems. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock and trust preferred securities of Dura Automotive Systems (the Company), effective at the opening of the trading session on November 24, 2006.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the following Marketplace Rules: 4450(f) and 4300. The
Company was notified of the Staff's determination on October 30, 2006. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on November 6, 2006.